Mail Stop 6010

      December 22, 2005



VIA U.S. MAIL AND FAX (651) 452-4948

Mr. John J. Jungbauer
Vice President, Finance and Chief Financial Officer
MedicalCV, Inc.
9725 South Robert Trail
Inver Grove Heights, Minnesota 55077

	Re:	MedicalCV, Inc.
		Form 10-KSB for the year ended April 30, 2005
		Filed July 21, 2005
		File No. 000-33295


Dear Mr. Jungbauer:

      We have reviewed your response dated December 7, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended April 30, 2005

Financial Statements, page 40

Note 9. Shareholders` Equity (Deficit), page 56

Preferred Stock, page 57

1. Please refer to prior comment 1 from our November 4, 2005 letter.
We note that the preferred stock includes the following redemption provisions:

* In the event of a change in control transaction, the preferred shareholders may elect to either participate in the transaction on an as-converted basis or to require the acquirer to redeem the shares for their stated value plus any accrued and unpaid dividends.

* If such a change in control occurs at any time that the company is not in compliance with certain conditions (primarily maintenance of adequate authorized and registered shares), the shareholders may require the acquirer to redeem the shares for 110% of their stated value plus accrued but unpaid dividends (a change in control while in default). If this occurs, the preferred shareholders have the right to measure the value of this redemption based upon the as-converted value of the preferred shares or at the stated value plus accrued interest, whichever is greater.

* The preferred shareholders also have the right to require the company to redeem the shares for 100% of their stated value in the event that the company defaults under the terms of the preferred stock and related agreements.

Please tell us your consideration of SFAS 133, including paragraphs
11(a) and 61(e), and EITF 00-19 with respect to the accounting for the put options on the preferred stock.


2. With respect to your response to prior comment 1 from our November
4, 2005 letter, we note that you would account for the price re-set feature, should it occur, under EITF Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. Please consider whether Issue 7 of EITF Topic 00-27 is the applicable accounting for this feature if it occurs. If not, please consider the extent to which your disclosure should be modified to explain the redemption feature associated with the price re-set feature.


3. Please refer to prior comment 2 from our November 4, 2005 letter.
Please note that it is generally not appropriate to split the components of a derivative into different line items on the income statement. Please refer to the December 1, 2005, Current Accounting and Disclosure Issues in the Division of Corporation Finance. Please revise future filings to comply, or tell us how you considered this guidance in your determination of the appropriate classification for the excess of the fair value of the warrant over the proceeds received for the preferred stock. If you continue to believe classifying this amount as interest expense is appropriate, then please explain in more detail why you believe the excess fair value of the warrants represents the cost of obtaining funds for your preferred stock (an equity host) and why the cost of obtaining those funds is properly classified as interest expense.

Form 10-QSB/A for the Quarterly Period Ended July 31, 2005

Financial Statements, page 3

Note 4. Earnings (Loss) Per Share, page 7

4. Please refer to our prior comment 6. We see that you filed an amendment to your Form 10-QSB for the three months ended July 31, 2005 to correct dilutive loss per share from continuing operations.
The nature of an error in previously issued financial statements and the effect of the correction on net income (loss) and net income
(loss) per share should be disclosed in the period in which the error was discovered and corrected. Please revise this Form 10-QSB/A to disclose all information required by paragraph 37 of APB Opinion 20.


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at
(202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. John J. Jungbauer
MedicalCV, Inc.
December 22, 2005
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